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SEC FILE NUMBER
001-32992

CUSIP NUMBER
926727 10 8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
ViewPoint Financial Group

Full Name of Registrant

Former Name if Applicable

1309 W. 15th Street

Address of Principal Executive Office (Street and Number)
Plano, Texas 75075

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Subsequent to the issuance on February 9, 2009 of a press release containing its preliminary earnings for the quarter and year ended December 31, 2008, the Registrant became aware that the performance of the collateralized debt obligations held in its securities portfolio may have deteriorated beyond that originally anticipated. The Registrant has not yet completed its review of the extent to which any impairment charges should be recognized as a result of this development, and whether any such charges should be recognized in the year ended December 31, 2008.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Pathie E. McKee	972	578-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 9, 2009, the Registrant filed Form 8-K reporting its unaudited financial results for the quarter and year ended December 31, 2008. On March 12, 2009, the Registrant filed Form 8-K announcing that, subsequent to the issuance on February 9, 2009 of its preliminary earnings for the quarter and year ended December 31, 2008, it became aware that the performance of the collateralized debt obligations held in its securities portfolio may have deteriorated beyond what was originally anticipated. As a result, the Registrant may need to recognize impairment charges related to this portion of its investment portfolio.

The Registrant cannot make a reasonable estimate of the results because, as noted in its response in Part III, it is still evaluating the extent to which it should recognize any impairment charges relating to the collateralized debt obligations held in its securities portfolio, and whether any such charges should be recognized in the year ended December 31, 2008.

ViewPoint Financial Group
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2009	By	/s/ Pathie E. McKee

Pathie E. McKee
Executive Vice President and Chief Financial Officer